Exhibit (a)(1)(C)

July 17, 2012

Subject: Commencement of Stock Option Exchange Program

Dear Employees,

I am pleased to announce that today we have commenced the voluntary stock option exchange program. The program will give eligible employees of MEMC Electronic Materials, Inc. (“MEMC”) and its subsidiaries a one-time opportunity to surrender certain outstanding underwater stock options in exchange for fewer new stock options with a lower exercise price. This is a voluntary program – eligible employees will make their own choice whether to participate.

Today we have also begun distributing personalized exchange offer packets to eligible employees with information about the program and how to participate. The packets were delivered primarily by personal delivery at each employee’s place of work and, for some other employees, including those on leave or otherwise not on site, mailed to the employee’s residence. Eligibility criteria are explained in detail in the program materials being mailed and delivered. Generally speaking, the program is open to current employees (other than executive officers) of MEMC and its subsidiaries who hold stock options granted prior to July 17, 2011 that have an exercise price of $10.00 or greater per share. Eligible employees who wish to participate must make their elections before the offer expiration deadline of 11:59 p.m. Eastern on August 17, 2012 (or a later date if the offer is extended). If you believe you are an eligible employee and have not received a personalized exchange offer packet by July 20, 2012, please contact the Stock Plan Administrator (during the hours of 9:00 a.m. to 5:00 p.m., Central, Monday through Friday) at the numbers below:

From within North America: (636) 474-5405

From outside North America: +1 (636) 474-5405

You may also submit your questions via e-mail to: StockAdmin@memc.com.

As explained in the program materials, eligible employees may participate online through the stock option exchange program website, which opened today and is available at https://memc.equitybenefits.com. The personalized PIN and password included in the exchange offer packet being delivered to each eligible employee is required to participate online, so eligible employees will need to receive their packets before they can make elections.

We have also electronically filed program materials with the U.S. Securities and Exchange Commission (“SEC”). You can view the materials on-line at www.sec.gov or on the Investor Relations page on our website at www.memc.com. Please note, however, that the materials filed online do not contain the personalized information that eligible employees will need in order to participate. That personalized information is included only in the exchange offer packets being distributed.

This memo is merely an announcement that the stock option exchange program has commenced and that eligible employees should expect a delivery of a personalized exchange offer packet. The specific details of the option exchange program are covered in the materials included in the packets and filed with the SEC. You can also find these materials on the Stock Option Exchange Program website. Eligible employees should carefully review those materials in order to make an informed decision as to whether to participate.

Regards,

Ahmad Chatila

President and Chief Executive Officer